

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

Via E-mail
Wenping Luo
Chief Executive Officer
Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town
Laifeng County, Hubei 445700, China

> **Re:** **Anpulo Food, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 15, 2014**
> **File No. 333-192006**

Dear Mr. Luo:

We have reviewed your responses to the comments in our letter dated March 28, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 1 and reissue. Please provide us with a more detailed analysis supporting your conclusion that the other short-term loan agreements are not required to be filed. Specifically, please address whether your business is substantially dependent on any of these loans. In this regard, we note your disclosure on page 6 that you may encounter difficulties in obtaining additional financing and on page 9 that you face risks from having a high debt-to-assets ratio and over $15 million in debt obligations due over the next three years.

Certain Relationships and Related Transactions, page 74

2. We note your response to our prior comment 4 and reissue in part. Please tell us, with a view towards revised disclosure, why the balance remaining from the preferred stock issuance was "put into an escrow account with the Company's attorney."

Notes to Consolidated Financial Statements, page F-1

Note 9 – Construction in Progress, page F-16

3. We note your disclosure that you have spent $2,142,989 this year on construction of "a new hotel project . . ." Please tell us, with a view towards revised disclosure, why there is no discussion in your business section regarding the development of this property.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, P.C.